Exhibit 99.1

Summit Therapeutics plc

(‘Summit’ or the ‘Company’)

SUMMIT THERAPEUTICS GRANTED KEY PATENT BY EUROPEAN PATENT OFFICE FOR UTROPHIN MODULATOR SMT C1100 IN THE TREATMENT OF DMD

•	Patent emerges from opposition period with no opposition filed with EPO

Oxford, UK, 7 July 2015 – Summit Therapeutics plc (AIM: SUMM, NASDAQ: SMMT), the drug discovery and development company advancing therapies for Duchenne muscular dystrophy (‘DMD’) and C. difficile infection, announces that the European Patent Office (‘EPO’) has granted a composition of matter patent for the small molecule utrophin modulator SMT C1100 and that the period of opposition for this patent has now expired with no opposition having been filed. The patent protects SMT C1100 and its use in the treatment of the fatal muscle wasting disease DMD.

“This is a cornerstone patent for SMT C1100, and its grant and emergence from the opposition period in a major commercial market, represents a crucial part in our strategy for advancing this promising utrophin modulator therapy for DMD,” commented Glyn Edwards, Chief Executive Officer of Summit. “The grant of this European patent, combined with its grant in other major territories including the United States and Japan, ensures strong intellectual property protection for this investigational drug that has the potential to improve the lives of all patients affected by DMD.”

The patent (European patent number 1986633) is entitled “Treatment of Duchenne Muscular Dystrophy” and will provide a period of exclusivity for SMT C1100 through until 2027, with the possibility of a longer effective term subject to obtaining a Supplementary Protection Certificate on marketing approval. The patent has also been validated in all available contracting states to the European Patent Convention, and so is now in force in all major European states including the United Kingdom, Germany, France, Spain and Italy.

SMT C1100 is the Company’s most advanced utrophin modulator and forms part of the Company’s wider pipeline of utrophin based therapies that are in development. SMT C1100 is currently in a Phase 1b clinical trial in patients with DMD with top line results expected to be reported during Q3 2015.

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About DMD and Utrophin Modulation

DMD is a progressive muscle wasting disease that affects around 50,000 boys in the developed world. The disease is caused by different genetic faults in the gene that encodes dystrophin, a protein that is essential for the healthy function of all muscles. There is currently no cure for DMD and life expectancy is into the late twenties. Utrophin protein is functionally and structurally similar to dystrophin. In preclinical studies, the continued expression of utrophin has meaningful, positive effect on muscle performance. Utrophin modulation has the potential to slow down or even stop the progression of DMD, regardless of the underlying dystrophin mutation. It is also expected that utrophin modulation could potentially be complementary to other therapeutic approaches for DMD.

About Summit Therapeutics

Summit is a biopharmaceutical company focused on the discovery, development and commercialization of novel medicines for indications for which there are no existing or only inadequate therapies. Summit is conducting clinical programs focused on the genetic disease Duchenne muscular dystrophy and the infectious disease C. difficile infection. Further information is available at www.summitplc.com and Summit can be followed on Twitter (@summitplc).

For more information, please contact:

Summit Therapeutics
Glyn Edwards / Richard Pye (UK office)	Tel: +44 (0)1235 443 951
Erik Ostrowski (US office)	+1 617 294 6607
Cairn Financial Advisers LLP
(Nominated Adviser)
Liam Murray / Tony Rawlinson	Tel: +44 (0)20 7148 7900
N+1 Singer
(Broker)
Aubrey Powell / Jen Boorer	Tel: +44 (0)20 7496 3000
MacDougall Biomedical Communications
(US media contact) Michelle Avery	Tel: +1 781 235 3060 mavery@macbiocom.com
Peckwater PR
(Financial public relations, UK) Tarquin Edwards	Tel: +44 (0)7879 458 364 tarquin.edwards@peckwaterpr.co.uk

Forward Looking Statements

Any statements in this press release about our future expectations, plans and prospects, including statements about the clinical development of our product candidates, the timing of clinical results and expectations regarding the sufficiency of our cash balance to fund operating expenses and capital expenditures, and other statements containing the words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “would,” and similar expressions, constitute forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including: the uncertainties inherent in the initiation of future clinical trials, availability and timing of data from ongoing and future clinical trials and the results of such trials, whether preliminary results from a clinical trial will be predictive of the final results of that trial or whether results of early clinical trials will be indicative of the results of later clinical trials, expectations for regulatory approvals, availability of funding sufficient for our foreseeable and unforeseeable operating expenses and capital expenditure requirements and other factors discussed in the “Risk Factors” section of filings that we make with the Securities and Exchange Commission. In addition, any forward-looking statements included in this press release represent our views only as of the date of this release and should not be relied upon as representing our views as of any subsequent date. We specifically disclaim any obligation to update any forward-looking statements included in this press release.